April 22, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn: Daniel L. Gordon, Branch Chief

RE: Omega Healthcare Investors, Inc.

  Form 10-K

  Filed February 11, 2014

  File No. 001-11316

Ladies and Gentlemen:

On behalf of Omega Healthcare Investors, Inc. (“Omega”), I am responding to the comment received from your office by letter dated April 8, 2014 (the “April Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”).

I have restated and responded to your comment in the April letter below. Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K. All page references (excluding those in the headings and the staff’s comment) refer to the pages of the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2013

Note 4 – Direct Financing Lease, page F-19

1.	Comment: In future filings, please revise your disclosure related to your direct financing leases to disclose future minimum lease payments to be received for each of the five succeeding fiscal years as of the date of the latest balance sheet presented. For reference see ASC 840-30-50-4.

Response: In Note 4 to our 2013 10-K, we provided the following disclosure related to the future minimum lease payments disclosure requirements for our direct financing leases:

“Contractual rent for years 1-4 is approximately $47 million with 2.5% annual escalators beginning in year five through the term of the lease.”

In future filings, we will modify our disclosure from a narrative format to a table format to better identify the future minimum lease payment requirement of ASC 840-30-50-4.

In connection with the foregoing responses, we hereby acknowledge that:

-	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions or if we can be of further assistance to you in the review process, please call me at 410/427-1728. Our fax number 410/427-8828.

OMEGA HEALTHCARE INVESTORS, INC.

By: /s/ Michael Ritz

Michael Ritz

Chief Accounting Officer

MDR/dmt

Enclosures